December 30, 2014

Jay Ingram
Legal Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Hybrid Coating Technologies, Inc.
Preliminary Information Statement on Schedule 14C
Filed November 21, 2014
File No. 0-53459

Dear Mr. Ingram:

This letter is being sent to you in response to the Staff letter dated December 29, 2014. In our responses set forth below, we have numbered the paragraphs from the Commission’s letter consecutively. For your convenience, we have repeated each comment immediately prior to our response below.

General

1.           We note your response to comment one of our letter dated December 19, 2014. Please revise your Information Statement to affirmatively state that you have no such plans, proposals, or time, written or otherwise, to issue any of the Series A preferred stock or Series B preferred stock.

RESPONSE: The Company is more than prepared to comply with the SEC’s comment number one above and intends to affirmatively state that it has no such plans, proposals, or time, written or otherwise, to issue any of the Series A preferred stock or Series B preferred stock.

However as the SEC is fully aware, circumstances are such that the Company’s Definitive Schedule 14C had already been mailed out to shareholders, previous to the Company receiving the SEC’s first comment letter. Under these circumstances, it is the Company’s position that, at this point in time, revising and refiling its Information Statement on Schedule 14C and thus triggering a whole new mailing, would cause the Company additional undue expenses and hardship both in the whole refiling process as well as in undertaking an entire new mailing.

The Company fully acknowledges the importance of the affirmative statements it is being required to disclose. As such, the Company would like to respectfully propose that in light of the unfortunate and unusual present circumstances, the SEC allow the Company to make such affirmative statements by disclosing such statements in a Report on Form 8-K it would file with the SEC. In this way, the Company would be conforming to the disclosure as required by the SEC’s comment number one in its letter dated December 29, 2014, while avoiding any undue hardship.

2.           We note your response to comment two of our letter dated December 19, 2014 and we reissue the comment. The manner in which you obtained the consents from the consenting shareholders is not clear. We are interested in understanding the specific process by which you obtained the consents, particularly those from non-management. Please explain and provide a legal analysis detailing the basis upon which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Rule 14a-1(l). If you believe you engaged in an exempt solicitation, please identify the specific exemption you relied upon and explain how you complied with such exemption.

RESPONSE: As the Company explained in its letter to the SEC dated December 22, 2014, the consenting Shareholders, including the non-management Shareholders have been keeping themselves apprised of the Company’s progress, its corporate development and corporate activities. Each Shareholder, including the non-management Shareholders has a history with the Company. The non-management Shareholders have and continue to be in the habit of keeping close and on-going contact with the Company. The proposed corporate actions were a result of informal discussions of the consenting Shareholders and initiated by non-management Shareholders. The result of these discussions led to the Board of Directors resolution regarding said corporate actions and then a subsequent approval of said corporate actions by the consenting Shareholders. As such, the Company respectfully maintains its position that the consents did not involve any solicitation in fact, and that no Shareholder was solicited within the meaning of Exchange Act Rule 14a-1(l). The Company reiterates the fact that it did not take any initiative to contact any of the Shareholders for the purposes of obtaining their consent to the corporate actions and that it did not initiate the informal discussions regarding such corporate actions.

The Company does maintain its position that no shareholder votes were solicited and as such that it is appropriate for it to file the corporate actions on Schedule 14C.

          Additionally, the Company understands that it is responsible for the adequacy and accuracy of all disclosures made in the filing being re-filed hereunder. Furthermore the Company is fully aware that staff comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in the event of any proceeding initiated against the Company by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/: Joseph Kristul
Joseph Kristul
President and Chief Executive Officer
Hybrid Coating Technologies Inc.